

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



04048933

RECD S.E.C.
OCT 14 2004
1086

October 8, 2004

Act	Securities Exchange Act of 1934
Section	Section 11(d)(1), Regulation M
Rule	Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5, 15c1-6, Rules 101 and 102 of Regulation M
Public Availability	ASAP

Jack P. Drogin, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: ***iShares FTSE/Xinhua China 25 Index Fund***
<u>File No.: TP-04-33</u>

PROCESSED
NOV 10 2004
THOMSON
FINANCIAL

Dear Mr. Drogin:

In your letter dated October 8, 2004, as supplemented by conversations with the staff, you request on behalf of the iShares Trust (the "Trust"), iShares FTSE/Xinhua China 25 Index Fund (the "Fund") and persons or entities engaging in transactions in shares of the Fund ("iShares"), exemptions from, or no-action advice regarding, Section 11(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M in connection with secondary market transactions on the New York Stock Exchange ("NYSE") in iShares and the creation and redemption of creation unit aggregations of 50,000 iShares ("Creation Units").

The Trust is an open-end management investment company, organized as a Delaware business trust on December 16, 1999, and initially consisting of 35 investment series or funds. The Trust previously received relief from the above-described rules for the creation, redemption and trading of these series on the American Stock Exchange.[1] The Fund is an additional series that invests in common stock consisting of substantially all of the component securities ("Component Securities") of the FTSE/Xinhua China 25 Index (the "Underlying Index") and in depositary receipts representing such Component Securities to accurately track the price and yield performance of the Underlying Index.[2]

[1] See letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Kathleen Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000, File No. TP 00-39 (the "TP 00-39 Letter").

[2] The Fund will select Component Securities according to a "representative sampling" technique which approximates the composition and performance of the Underlying Index without necessarily owning each security in the Underlying Index.

11 00 63

We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

Response:

The Fund is structurally identical to the initial series issued by the Trust and approved by the Commission. The Underlying Index that the Fund tracks is of sufficient size and represents liquid securities. Therefore, the relief afforded to the Trust in the TP 00-39 Letter is extended to cover trading in the Fund, as described in that letter and subject to the same limitations and conditions.

The foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, and 14e-5, Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-2, 15c1-5, and 15c1-6 are based solely on your representations and the facts presented to the staff, and are strictly limited to the application of those rules to transactions involving iShares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, and 14e-5, Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-2, 15c1-5, and 15c1-6 are subject to the condition that such transactions in iShares, any Component Security, or any related securities, are not made for the purpose of creating actual or apparent active trading in, or raising or otherwise affecting the price of, such securities.

These exemptions and no-action positions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the persons relying on these exemptions and no-action positions. The Division of Market Regulation expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Assistant Director

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Jack P. Drogin
202.739.5380
jdrogin@morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 12 2004
DIVISION OF MARKET REGULATION

October 8, 2004

Mr. James A. Brigagliano
Assistant Director, Trading Practices
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1001

Re: Request for Exemptive, Interpretive and No-Action Relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended, and Rules 10a-1; 10b-10; 10b-17; 11dl-2; 14e-5; 15cl- 5; and 15c1-6 and Rules 101 and 102 of Regulation M promulgated under the Securities Exchange Act of 1934: iShares FTSE/Xinhua China 25 Index Fund

Dear Mr. Brigagliano:

The iShares Trust (the "Trust") is an open-end management investment company which was organized as a Delaware business trust on December 16, 1999. The Trust has registered over 60 investment series and plans to offer yet more series in the future (each, a "Fund" and collectively the "Funds"). The shares of each Fund are referred to herein as "iShares."

The Trust currently lists iShares of each existing Fund on a national securities exchange (an "Exchange") registered with the Securities and Exchange Commission (the "Commission"). The market prices of exchange-traded iShares may vary from their net asset values ("NAVs"). Each Fund issues and redeems iShares at their NAVs only in aggregations of a specified number of iShares, as further discussed below. Given the opportunities for arbitrage, it is not anticipated that any deviation between market price and NAV will be material.

In connection with the secondary market trading of those iShares currently offered by the Trust, the Trust on behalf of itself, the applicable Exchange, and persons or entities engaging in transactions in iShares (collectively, the "Applicants"), as the case may be, previously requested that the Commission and its staff (the "Staff") grant the appropriate exemptive, interpretive and no-action relief from Section 11(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 10a-1, 10b-10, 14e-5, 10b-17, 11d1-2, 15c1-5 and 15c1-6 under the Exchange Act, and Rules 101 and 102 of Regulation M under the Exchange Act, in connection with secondary market transactions in iShares and the creation or redemption of Creation Unit Aggregations (as defined below in Part II.A.) of iShares. The Commission and Staff has granted such relief through a series of letters.[1]

The Trust now seeks similar relief, as discussed below, for one additional series:

- iShares FTSE/Xinhua China 25 Index Fund ("Fund");

The Trust has filed a registration statement for the Fund[2] with the Commission in order to register the Fund and its iShares under the Investment Company Act and the Securities Act of

[1] See Letters from James A. Brigagliano, Division of Market Regulation to: (1) Jack P. Drogin, dated September 25, 2003, File No. TP-03-118, for the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and iShares Lehman U.S. Aggregate Bond Fund (this letter did not seek relief under Rule 14e-5); (2) W. John McGuire, dated July 25, 2002, File No. TP02-81, for the iShares 1-3 Year Treasury Index Fund, iShares 7-10 Year Treasury Index Fund, iShares 20+ Year Treasury Index Fund, iShares Treasury Index Fund, iShares Government/Credit Index Fund, iShares Lehman Corporate Bond Fund and iShares Goldman Sachs InvesTop Corporate Bond Fund (this letter did not seek relief under Rule 14e-5); (3) Donald R. Crawshaw, dated October 26, 2001, File No. TP01-236, for the iShares, Inc. MSCI Index Funds (ACFE, ACW, EMF, EMLA, Europe, Pacific, and Israel); (4) W. John McGuire, dated October 19, 2001, File No. TP02-07, for the iShares S&P Latin America 40 Index Fund and the iShares S&P/Tokyo Stock Price Index ("TOPIX") Index Fund; (5) W. John McGuire, dated August 15, 2001, File No. TP01-160, for the iShares MSCI EAFE Index Fund; (6) W. John McGuire, dated July 10, 2001, File No. TP01-161, for the iShares Goldman Sachs Technology Industry Multimedia Networking, Goldman Sachs Technology Industry Semiconductor, Goldman Sachs Technology Industry Software, Russell Midcap, Russell Midcap Growth, and Russell Midcap Value Index Funds; (7) Liza M. Ray, dated March 13, 2001, File No. TP01-106, for the iShares Goldman Sachs Technology Index Fund; (8) James T. McHale, dated February 1, 2001, File No. TP01-60, for the iShares Cohen & Steers Realty Majors and the Nasdaq Biotechnology Index Funds; (9) Mary Joan Hoene, dated September 5, 2000, File No. TP00-135 and December 1, 2000, File No. TP01-16, respectively for the iShares S&P 100 and S&P Global 100 Index Funds; and (10) Kathleen H. Moriarty, dated May 16, 2000, File No. TP00-39 for 35 iShares Funds.

[2] The Trust is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). On January 22, 2003, the Trust filed with the Commission a Registration Statement for the Fund on Form N-1A under the Securities Act of 1933, as amended, and under the Investment Company Act relating to the Fund (File Nos. 333-92935 and 811-09729) (as amended, the "Registration Statement"). On January 27, 2004, the Trust filed a Form N-1A to update certain Fund information.

On March 3, 2004, the Trust filed with the Commission an Amended and Restated Application for an Amended Order under Sections 6(c) and 17(b) of the Investment Company Act and on September 8, 2004, the Trust filed with the Commission a Second Amended and Restated Application to Amend Orders under Sections 6(c) and 17(b) of the Investment Company Act for the purpose of exempting the Fund from various provisions of the Investment Company Act and the rules thereunder (the "Application"). The Application requests that the Commission amend a prior order received by the Advisor, the Trust and the Distributor on August 15, 2001, as amended (the "Prior Order"). *See In the Matter of iShares Trust, et al.*, Investment Company Act Release No. 25111 (August 15, 2001). See also, the Amended and Restated Application relating to the Prior Order filed with the Commission on August 9, 2001 (the "Prior Application"), *In the Matter of iShares, Inc., et al.*, Investment Company Act Release

1933, as amended ("Securities Act"). The Trust intends to list the iShares of the Fund on the New York Stock Exchange (the "NYSE") in accordance with NYSE Rules 703.16[3] and 1100.[4]

The Trust notes the creation and issuance by an investment company of shares or units that individually trade on an Exchange, but that in large aggregations can be purchased from and redeemed with the issuing investment company is no longer novel. The Commission has in the past ten years considered and approved many such proposals. Some of these exchange-traded products have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the Exchanges on which they trade.

I. Parties

A. The Fund

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a benchmark index, the FTSE/Xinhua China 25 Index (the "Underlying Index"). The Fund intends to qualify as a "regulated investment company" for purposes of the Internal Revenue Code.

The Fund will at all times invest at least 80% of its assets in component securities of its Underlying Index and in depositary receipts[5] representing such securities, and at least half of the

---

No. 25623 (June 25, 2002), *In the Matter of iShares Trust, et al.*, Investment Company Act Release No. 26006 (April 15, 2003), (amending the Prior Order), and *In the Matter of Barclays Global Fund Advisors, et al.*, Investment Company Act Release No. 26597 (September 14, 2004).

The Trust applied for and requested an amended order under Section 6(c) of the Investment Company Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Investment Company Act and Rule 22c-1 under the Investment Company Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Investment Company Act (the "Amended Order"). The requested Amended Order would amend the Prior Order relating to certain series offered by the Trust based on specified equity securities indices. On October 5, 2004, the SEC approved Amended Order. *See* Investment Company Act Release No. 26626 (October 5, 2004).

[3] The Fund does not meet certain of the listing standards of NYSE Rule 703.16. The Division of Market Regulation, pursuant to delegated authority, has approved the exchange's proposal to list the Fund on the exchange. *See* Securities Exchange Act Release No. 50505 (October 8, 2004).

[4] If the iShares also trade on an Exchange or Nasdaq pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

[5] The Fund does not intend to purchase depositary receipts, although it reserves the right to do so. To the extent the Fund invests in depositary receipts, any American Depositary Receipts will be listed on a national securities exchange or Nasdaq. Other depositary receipts will be listed on a foreign exchange.

remaining 20% of its assets in such securities or in stocks included in the Chinese market, but not included in the Underlying Index.[6] The Fund may also invest up to 10% of its assets in certain futures, options, and swap contracts, and cash and cash equivalents, including money market mutual funds advised by Barclays Global Fund Advisors ("BGFA"), the advisor to the Fund, and other exchange traded funds (including other iShares Funds).[7] For example, BGFA may invest in securities not included in the Underlying Index in order to reflect prospective changes in the Underlying Index (such as future corporate actions and index reconstitutions, additions and deletions).[8]

The Fund will not invest in any unlisted depositary receipts or any listed depositary receipts that the Advisor deems to be illiquid or for which pricing information is not readily available. The Advisor generally will consider depositary receipts or other securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the instrument to be illiquid ("Illiquid Securities"). *See* Investment Company Act Release No. 14983 (March 12, 1986)(adopting amendments to Rule 2a-7 under the Investment Company Act).

[6] The Fund intends to hold all of the securities in the Underlying Index that are listed on the Hong Kong Stock Exchange. Although the Underlying Index currently includes one security which is listed in Chinese markets (comprising approximately 1% of the Underlying Index), the Fund does not intend to invest in that security, and FTSE/Xinhua Index Limited, the index sponsor, intends to remove that security from the Underlying Index prior to the end of 2004. *See* note 11, *infra*.

While the Fund anticipates that it generally will invest only in securities in the Underlying Index, the Fund reserves the right to invest in securities not included in the Underlying Index. For example, the Fund may invest in securities not included in the Underlying Index in order to reflect various corporate actions (such as mergers) and other changes to the Underlying Index (such as reconstitutions, additions and deletions). Any such investment would likely be in shares listed on the Hong Kong Stock Exchange that are not Illiquid Securities, *see* fn. 5, *supra*.

[7] The Fund, as well as any existing iShares Fund, is permitted to invest in iShares of another iShares Fund to the extent that such investment is consistent with the Fund's investment objective, registration statement, and any applicable investment restrictions.

[8] Because the Fund's assets are generally invested in non-U.S. securities and because a substantial portion of the revenue and income of the Fund is received in a foreign currency, the dollar value of the Fund's net assets is reduced by declines in the value of the relevant foreign currencies (*i.e.* Chinese Yuan and Hong Kong Dollar) relative to the dollar and are positively affected by increases in the value of those currencies relative to the dollar. Also, government or monetary authorities may impose or alter exchange controls in a way that would adversely affect exchange rates.

Any currency fluctuations will affect the NAV of the Fund regardless of the performance of its underlying portfolio. Other than to facilitate settlements in the local market or to protect against currency exposure in connection with its distributions to shareholders or borrowings, the Fund generally will not engage in foreign currency transactions for the purposes of hedging itself against a decline in the value of any foreign currencies.

1. Index Description

The Underlying Index is designed to represent the performance of the largest companies in the mainland China equity market that are available to international investors. The Underlying Index includes 25 of the largest and most heavily traded Chinese companies. Securities in the Underlying Index are weighted based on the free-float adjusted total market value of their shares, so that securities with higher total market values generally have a higher representation in the Underlying Index. Underlying Index constituents are screened for liquidity and weightings are capped to avoid over-concentration in any one stock.[9] The inception date of the Underlying Index was March 2001.

As of August 31, 2004, the Underlying Index component securities had a total market capitalization of approximately $154 billion and a float-adjusted market capitalization of approximately $41 billion.[10] The average total market capitalization was approximately $6.2 billion and the average float-adjusted market capitalization was approximately $1.6 billion. The ten largest constituents represented approximately 60.8% of the index weight. The 5 highest

[9] Securities in the Underlying Index are reviewed both annually and quarterly. The annual review is a full country review that analyzes both liquidity and free float. Securities which do not turnover at least 2% of their shares in issue per month, after the application of any free float restrictions, for ten of the twelve months prior to the annual review by the FTSE/Xinhua Index Committee ("Index Committee") are not eligible for inclusion in the Underlying Index. An existing constituent failing to trade at least 2% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended is excluded from the above calculation. The quarterly review monitors for the weights of the dominant stocks. The weights of the dominant stock capped at 10% is allowed to float intra-quarter and is adjusted back at the quarterly review.

Any constituent whose weight is greater than 10% is capped at 10%. The weights of all lower ranking constituents are increased correspondingly. The weights of lower ranking constituents are then checked and if they exceed 10% they are also capped at 10%. This process is repeated until no constituent weight exceeds 10%. After this process is completed, if the total index weight of those constituents whose individual weights exceed 5% is greater than 40% in the aggregate, the procedure moves to cap the second largest stock at 9% and the third largest stock at 8%. This procedure is continued until if the weights of the sixth largest constituent and any lower ranking constituents exceeds 4%, the weights of each of those constituents is capped at 4%. The process is repeated until no constituent exceeds 10% of the weight of the index and the combined weight of all constituents exceeding 5% does not exceed 40% of the weight of the index. *See generally* Ground Rules For the Management of the Underlying Index, at http://www.ftse.com/indices_marketdata/ground_rules/xinhua-china25-ground-rules.pdf

[10] Float-adjusted market capitalization includes shares available in the market for public investment, and reflects free float adjustments to the Underlying Index in accordance with FTSE's free float rules. Additional information regarding FTSE's free float adjustment methodology is available on www.ftse.com.

weighted stocks, which represented 40.2% of the index weight, had an average daily trading volume in excess of 47.5 million shares during the past 2 months. All of the component securities traded at least 250,000 shares in each of the previous 6 months.

2. Index Methodology

The Underlying Index is rule-based and is monitored by the Index Committee. The Index Committee is responsible for conducting the quarterly review of constituents of the Underlying Index and for making changes to the Underlying Index in accordance with the index procedures.

Each security included in the Underlying Index will be a current constituent of the FTSE All-World Index. All classes of equity securities in issue are eligible for inclusion in the Underlying Index subject to conforming with free-float and liquidity restrictions. H shares, Red Chip shares and B shares are eligible for inclusion in the Underlying Index.[11] As of January 16, 2004, only one index constituent was a B share (accounting for less than 1% of the Underlying Index). FXI, the index provider,[12] intends to eventually eliminate B shares from the Underlying Index.[13]

When calculating a company's index weights, individual constituents' shares held by governments, corporations, strategic partners, or other control groups are excluded from the

[11] "H" Shares – H shares are incorporated in China and listed and traded on the Hong Kong exchange. They are quoted and traded in Hong Kong and U.S. dollars. Like other securities trading on the Hong Kong exchange, there are no restrictions on who can trade H shares.

"Red Chip" Shares – Red Chip shares are incorporated in Hong Kong and trade on the Hong Kong Stock Exchange. They are quoted in Hong Kong dollars. Red Chip companies may be substantially owned directly or indirectly by the Chinese Government and have the majority of their business interests in mainland China.

H shares and Red Chip shares trade on the Hong Kong Stock Exchange, typically on a T+2 basis, through a central book-entry system that effectively guarantees settlement of exchange trades by broker-dealers.

"B" Shares - B shares are incorporated in China and trade on either the Shanghai or Shenzhen stock exchanges. They are quoted in U.S. dollars on the Shanghai stock exchange and Hong Kong dollars on the Shenzhen stock exchange. They can be traded by non-residents of the Peoples' Republic of China and also residents of the People's Republic of China with appropriate foreign currency dealing accounts. There is not a true "delivery versus payment" settlement for B shares. B shares settle in the local markets and cash settles subsequently in foreign depositaries or local banks.

[12] FXI is a Hong Kong incorporated, joint venture company between FTSE, the global index company, and Xinhua Financial Network.

[13] The Underlying Index is designed to represent the performance of twenty-five of the largest and most liquid Chinese companies. B shares represent the smallest category of the Chinese share classes, trade on exchanges in mainland China and tend to be less liquid than the Red Chip and H shares. The removal of B shares from the Underlying Index should improve the overall liquidity profile of the Underlying Index.

company's shares outstanding. Shares owned by other companies are also excluded regardless of whether such companies are index constituents.

FTSE/Xinhua China 25 Index As of August 31, 2004

Index Composition	Total Index Size (Billions $)	41
Concentration	Number of Components	25
	Percent in Ten Largest Components	60.8%
Size of Companies -	Market Cap. – Median	1.5
	Market Cap. - Arithmetic Average	1.6
$ Billion	Market Cap. - Smallest Stock Held	0.38
	Market Cap. - Largest Stock Held	4.0
	Market Cap. - $-Weighted Average	2.2
Index Characteristics	Portfolio P/E	N/A
	Portfolio P/E Excluding Negative Earnings	N/A
	Port. P/E - I/B/E/S 1 yr Forecast EPS	N/A
	Portfolio P/E - Normalized Earnings	N/A
	Portfolio Price/Book	N/A
	Dividend Yield	N/A

Top 15 Index Constituents
Name, Index Weight

Name	Index Weight
China Mobile (Red Chip)	9.9
Petrochina (H)	9.2
BOC Hong Kong (Holdings) (Red Chip)	8.4
China Telecom(H)	6.4
CNOOC (Red Chip)	6.3
Denway Motors (Red Chip)	4.3
China Life Insurance (H))	4.2
CITIC Pacific (Red Chip)	4.2
China Petroleum and Chemical (H)	4.0
China Merchant Holdings	4.0
Cosco Pacific (Red Chip)	3.9
China Unicom (Red Chip)	3.8
Huaneng Power International	3.7
China Resources Enterprise (Red Chip)	3.4
Yanzhou Coal Mining	3.2

referred to as "Fund Securities.") A fund that uses Representative Sampling generally does not hold all of the securities that are included in its Underlying Index.

B. The Advisor

BGFA serves as advisor to the Fund pursuant to an investment advisory agreement between the Trust and BGFA. BGFA is located at 45 Fremont Street, San Francisco, California 94105. It is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"), which in turn is an indirect subsidiary of Barclays Bank PLC. BGI, together with its affiliates, is the world's largest manager of institutional investment assets.[14]

C. The Distributor

SEI Investments Distribution Company (the "Distributor") acts as the distributor of iShares in Creation Unit Aggregations. The Distributor has entered into an agreement with the Trust pursuant to which it will distribute iShares of the Fund. The agreement will continue for two years from its effective date and will be renewable annually thereafter. iShares will be continuously offered for sale by the Fund through the Distributor only in Creation Unit Aggregations, as described in the Trust's prospectus. The Distributor will deliver the Trust's prospectus, product description and statement of additional information ("SAI"), as necessary, to persons purchasing Creation Unit Aggregations and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor is a broker-dealer

[14] Although FXI is not an affiliated person, or an affiliated person of an affiliated person of the Advisor, an employee of Barclays Global Investors, North Asia Limited ("BGIL"), an affiliate of the Advisor, currently serves as one of the twelve members of the Index Committee. The Index Committee provides practitioner input into the construction of the FTSE/Xinhua indices and independent oversight to ensure that relevant index construction rules are being followed. The role of the Index Committee is to review the appropriateness of existing index rules, to provide oversight to ensure that index rules are properly followed and to recommend changes to the rules in response to changes in the underlying market that the index seeks to represent. Input from persons or experts (*i.e.*, practitioners) who have applicable industry knowledge of the underlying market the index seeks to represent helps ensure that the published index rules and the implementation of such rules adequately reflect current developments in the underlying market. Any such input would be provided in accordance with the published index rules and methodology. The index compilation functions of FXI and the Index Committee are, and will remain, completely separate and independent of the portfolio management functions of BGFA. FXI and the Index Committee have adopted policies that prohibit the dissemination and use of confidential and proprietary information about the Underlying Index and have instituted procedures designed to prevent the improper dissemination and use of such information. The BGIL employee on the Index Committee is not and will not be involved in the operations of the Advisor or the Fund, and is and will not be involved in any capacity with the Fund's Board of Trustees. BGI and BGIL have adopted policies that limit the use of confidential and proprietary information about portfolio management decisions to those persons whose duties require and permit them to have access to such information and have instituted procedures designed to prevent the improper dissemination and use of such information. BGIL and BGFA are separate legal entities and do not share employees, office space, trading floors or portfolio management systems.

registered under the Exchange Act and a member of the NASD, Inc. The Distributor has no role in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.

D. Management - Indexing Approach

The Trust's Board of Trustees (the "Board") has responsibility for the overall management of the Fund. The Advisor, subject to the supervision of the Board, is responsible for the investment management of the Fund. As described in the Trust's prospectus, the Fund is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, the Fund, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its Underlying Index by investing in a portfolio of stocks that seeks to replicate the Underlying Index through the use of quantitative analytical procedures. Fund assets not invested in securities that comprise the Underlying Index may be invested in stock index futures tied to such Underlying Index.

II. Proposal

A. Reason for this Request

It is currently expected that the Fund will issue and redeem iShares only in aggregations of 50,000 iShares ("Creation Unit Aggregations") and that purchasers of Creation Unit Aggregations will be able to separate the Creation Unit Aggregations of the Fund into 50,000 individual iShares. It is expected that a Creation Unit Aggregation for the Fund will have an initial value of approximately $5.0 million. The number of iShares in a Creation Unit Aggregation will not change (except in the event of a stock split or similar revaluation).

The Trust currently has submitted an application to list iShares of the Fund on the NYSE. It is not expected that the Distributor or any other entity will maintain a secondary market in individual iShares. One or more NYSE member firms will act as designated specialists and maintain a market for the iShares that trade on the NYSE. iShares of the Fund will trade on the NYSE in a manner similar to the way other exchange-traded funds, such as the other iShares Funds, currently trade on the NYSE and other Exchanges.

As stated earlier, the Trust has filed with the Commission a registration statement to permit the Trust to offer and sell iShares of the Fund[15] in order to register the Fund and its iShares under the Investment Company Act and the Securities Act. The various disclosure documents and marketing materials will describe the significant features of iShares.

iShares are registered in book-entry form only; the Fund will not issue individual share certificates for iShares. The Depository Trust Company ("DTC") or its nominee will be the

[15] *See* footnote 2, *supra*.

record or registered owner of all outstanding iShares. Beneficial ownership of iShares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant").

Beneficial owners of iShares ("Beneficial Owners") will receive all of the statements, notices, and reports required under the Investment Company Act and other applicable laws. They will receive, for example, annual and semi-annual reports, written statements accompanying dividend payments, proxy statements, annual notifications detailing the tax status of distributions, IRS Form 1099-DIVs, etc. Because the Trust's records reflect ownership of iShares by DTC only, the Trust will furnish applicable statements, notices, and reports to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of the other iShares Funds already listed on Exchanges, and is similar to that used by funds whose shares are owned through mutual fund supermarket intermediaries.

B. <u>Purchasing iShares</u>

The Fund will issue iShares only in Creation Unit Aggregations and generally, only in exchange for an in-kind deposit of securities by the purchaser, together with a deposit of a specified cash payment described more fully below. The in-kind deposit will consist of a basket of securities (the "Deposit Securities") selected by the Advisor to correspond to the price and yield performance of the Underlying Index. The identities and amounts of the Deposit Securities will be determined by the Advisor and made publicly available. By requiring that purchase (and redemption) transactions involving iShares be in-kind, rather than in cash, the Trust can minimize portfolio turnover, brokerage expenses, and other transaction costs.

The Fund will offer and sell iShares in Creation Unit Aggregations through the Distributor on a continuous basis at the net asset value ("NAV") per share next determined after receipt of an order in proper form. The NAV of iShares will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open (a "Business Day").

Individual iShares of the Fund will be listed on the NYSE and traded in the secondary market in the same manner as other securities. The price of iShares trading on the NYSE will be based on a current bid/offer market and may vary from net asset value. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Fund. Transactions involving the sale of iShares on the NYSE-- which will be between purchasers and sellers and will not involve the Fund -- will be subject to customary brokerage commissions or mark-ups and charges.

The pricing of iShares of the Fund by means of bids and offers on the NYSE in the secondary market is not novel. As noted above, iShares of the Trust's other Funds are listed and traded on the NYSE and other Exchanges as well. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. Applicants have been informed that iShares and other exchange-traded funds have traded at, or very close to, their respective

NAVs since their trading commenced.[16] Like those products, the price at which iShares of the Fund trade on the NYSE will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should ensure that iShares similarly do not trade at a material premium or discount in relation to NAV.

C. Placement of Orders to Purchase Creation Unit Aggregations

All orders to purchase Creation Unit Aggregations of iShares of the Fund must be placed with the Distributor by or through an "Authorized Participant." An Authorized Participant must be either a "Participating Party," *i.e.*, a broker-dealer or other participant in the clearing process through the National Securities Clearing Corporation ("NSCC") continuous net settlement system, a clearing agency registered with the Commission pursuant to Exchange Act Section 17A, or a DTC Participant, and in each case must enter into a participant agreement with the Trust. The Fund will recoup the costs of issuing a Creation Unit Aggregation by imposing a "Transaction Fee" on investors purchasing or redeeming Creation Unit Aggregations. The purpose of the Transaction Fee is to impose the costs associated with the purchase and redemption of Creation Unit Aggregations on those purchasing and redeeming.[17] The SAI for the Fund will provide complete disclosure about the Transaction Fee.

All orders to purchase Creation Unit Aggregations must be received by the Distributor or the transfer agent no later than the closing time of the NYSE ("Closing Time") on the date the order is placed (the "Transmittal Date") in order for the purchaser to receive the NAV determined on the Transmittal Date.[18] The Distributor will maintain a record of Creation Unit Aggregation purchases.

[16] Applicants note that an exception is the experience of the Malaysia (Free) iShares MSCI Index Fund, which announced that it was suspending creations and discouraging redemptions following the imposition of capital controls by the Malaysian government in September 1998. Since the time of that announcement, the Malaysia iShares MSCI have traded on the Amex at substantially wider spreads to NAV than they had prior to the announcement.

[17] Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more Deposit Securities, the purchaser will be assessed a higher Transaction Fee to offset the increased cost to the Fund of buying or selling those particular Deposit Securities.

[18] Applicants note that the Commission has recently proposed an amendment to Rule 22c-1 under the Investment Company Act that would deem a purchase or redemption order received only when it is received by (i) the fund itself, (ii) the fund's designated transfer agent, or (iii) a clearing agency registered with the Commission (*e.g.*, NSCC's Fund/SERV system). *See* Investment Company Act Release No. 26288 (December 11, 2003). Applicants also note that representations in prior letters granting the relief requested in this letter state that the Distributor would receive all purchase and redemption orders for Creation Unit Aggregations. *See* footnote 1, *supra*. While that has been and currently remains the practice, it is now contemplated that in the future, the Fund's transfer agent may instead receive all such orders. Applicants represent that such a change would have no material impact on how Creation Unit Aggregations are purchased or redeemed (except that such orders would be received by the transfer agent and not the distributor).

The Distributor will transmit all purchase orders to the Fund. Any order that is not in proper form will be rejected. After the Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, DTC will instruct it to initiate "delivery" of the appropriate number of iShares to the book-entry account specified by the purchaser. The Distributor (or the transfer agent) will furnish a prospectus and a confirmation to those placing purchase orders.

D. Payment for Creation Unit Aggregations

Persons purchasing Creation Unit Aggregations from the Fund generally must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Advisor (the "Balancing Amount"). The Deposit Securities and the Balancing Amount collectively are referred to as the "Fund Deposit." As noted above, the Deposit Securities correspond generally to Fund Securities of the Fund. The Balancing Amount is a cash payment designed to ensure that the NAV of a Fund Deposit is identical to the NAV of the Creation Unit Aggregation it is used to purchase. The Balancing Amount is an amount equal to the difference between the NAV of a Creation Unit Aggregation and the market value of the Deposit Securities.[19]

The Advisor will make available through NSCC on each business day, prior to the opening of trading on the NYSE, a list of the name and the required number of units of each Deposit Security to be included in the Fund Deposit.[20] The Advisor also will make available on a daily basis information about the previous day's Balancing Amount. In addition, the following information will be disseminated: (i) continuously throughout the trading day, through the facilities of the consolidated tape, the market price of an iShare, and (ii) every 15 seconds throughout the trading day, as calculated by Bloomberg, the estimated NAV of an iShare (which estimate is expected to be accurate within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, iShares of the Fund are selling at a premium or a discount to NAV.

The Fund reserves the right to require the substitution of an amount of cash to replace any Deposit Security. Substitution might be required, for example because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Fund Deposit; (2) may not be eligible for transfer,[21] (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting, or

[19] If the market value of the Deposit Securities is greater than the NAV of a Creation Unit Aggregation, then the Balancing Amount will be a negative number, in which case the Balancing Amount will be paid by the Fund to the purchaser, rather than vice-versa.

[20] The identity and number of units of the Deposit Securities required for a Fund Deposit will change from time to time in response to changes in the composition of the Underlying Index, or corporate actions, or portfolio adjustments by the Advisor.

[21] It is rare that a security likely to be a Deposit Security is ineligible for transfer.

(4) may be in the process of being deleted from the Underlying Index. Brokerage commissions incurred by the Fund to acquire any Deposit Security not part of a Fund Deposit are expected to be immaterial, and in any event the Advisor may adjust the relevant Transaction Fee to collect the extra expense from the purchaser.

E. Redemption of iShares

Just as iShares can be *purchased* from the Fund only in Creation Unit size aggregations, such shares or units similarly may be *redeemed* only if tendered in Creation Unit size aggregations (except in the event the Fund is liquidated). As required by law, redemption requests in good order will receive the NAV next determined after the request is made. Except in unusual circumstances, iShares will generally be redeemed in-kind, together with a small cash payment, as described more fully below.

iShares in Creation Unit Aggregations of the Fund will be redeemable on any day on which the NYSE is open in exchange for a basket of securities ("Redemption Securities") and a cash payment. The Redemption Securities received by a redeeming investor will be those Fund Securities announced by BGFA on the Business Day that the request for redemption is received in final form. Depending on whether the NAV of a Creation Unit Aggregation is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit Aggregation will either receive from or pay to the Fund a cash amount equal to the Balancing Amount.

The Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted. For example, this could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security.

As with purchases, redemptions of iShares in Creation Unit Aggregations will include a Transaction Fee.

F. Dividend Reinvestment Service

The Trust will not make the DTC book-entry Dividend Reinvestment Service (the "Service") available for use by Beneficial Owners for reinvestment of their cash proceeds but certain brokerage firms may make the Service available to their clients. The Trust's disclosure documents will inform investors of this fact and direct interested investors to contact such investor's broker to ascertain the availability and a description of the Service through such broker. The Trust's disclosure documents will also caution interested Beneficial Owners that they should note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the Service and such investors should ascertain from their broker such necessary details. iShares acquired pursuant to the Service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of iShares. No Balancing Amount will be required in connection with acquiring these iShares because such acquisition is a secondary market transaction and not a creation of iShares at current NAV. Brokerage commissions, if any, incurred in purchasing iShares with the cash from the distributions will be an expense borne by the Beneficial Owners participating in reinvestment through the Service.

G. Disclosure Documents

The purchase of iShares in Creation Unit Aggregations or in secondary market transactions will be accompanied or preceded by a statutory prospectus or product description.[22]

The Distributor will coordinate the production and distribution of prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a prospectus is provided to each secondary market purchaser of iShares.

H. Comparison of the Trust to the Other Funds Which Have Sought Similar Commission Action

The relief requested in this letter is similar to the relief previously granted by the Commission to the other Funds of the Trust which currently are listed and traded on the Amex, Chicago Board Options Exchange ("CBOE"), and NYSE.

III. Requests for Relief

A. Rule 10a-1

Rule 10a-1(a)(1)(i) provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding price at which a sale was reported. The Trust believes that relief from the application of Rule 10a-1 to secondary market transactions in iShares of the Fund is appropriate insofar as iShares are derivative securities based on a stock index. Application of Rule 10a-1 to transactions of the Fund's iShares would not further the rule's purposes, and exempting such transactions would not be inconsistent with such rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The market prices of iShares of the Fund will fluctuate in accordance with changes in NAV and supply and demand on the NYSE. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for iShares will be closely related to, but not identical to, the same forces influencing the prices of the component securities of the Underlying Index trading individually or in the aggregate at any point in time. Any temporary disparities in market value

[22] The Trust has received an exemption from Section 24(d) of the Investment Company Act. *See In the Matter of the iShares, Inc., et al.* Investment Company Act Release No. 25595 (May 20, 2002). The exemption is conditioned on an undertaking that investors purchasing iShares from or through dealers in the secondary market will receive a short "Product Description" or other similar disclosure document in lieu of the lengthier statutory prospectus. The Product Description will provide a plain English description of the Fund and the iShares it issues.

between iShares and the relevant component securities would tend to be corrected immediately by arbitrage activity. Moreover, iShares in Creation Unit Aggregations or multiples thereof may be redeemed on any Business Day. Under these circumstances, it would appear to be economically futile for short sales in iShares to be utilized to depress iShare prices. Moreover, it would similarly be economically futile for short sales in iShares to be utilized to depress particular stocks in the Underlying Index.

Because the Fund will qualify as a "regulated investment company" under the Internal Revenue Code, the Fund cannot invest more than 25% of its assets in a single stock. Therefore, even if an issuer represents a large portion of the index, a short seller with manipulative intent must spend at least $4 for every $1 of market impact. The economic impracticality of such a strategy is apparent. Moreover, a ratio as favorable to the potential manipulator as 4:1 would exist only in the case of extremely large issuers. It is unlikely that even unrestricted short sales would have significant market impact on the stock of such issuers.

The trading market for iShares of the Fund would be adversely affected if Rule 10a-1 operated to prevent dealers or the specialist from making short sales of iShares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for iShares and contrary to the public interest in liquid, efficient securities markets.

The Trust notes that it is not requesting relief from Rule 10a-1 for secondary market portfolio sales which may be made in connection with redemptions of iShares. The short sale rule will apply (or not apply) to such transactions as to any other portfolio trade.

For the reasons set forth above, the Trust requests that the Commission grant an exemption from Rule 10a-1 to permit sales of iShares of the Fund without regard to the "tick" requirements of Rule 10a-1.

B. Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities.

We understand that while broker-dealers which: (i) tender Deposit Securities through the Distributor in return for Creation Unit Aggregation(s) or (ii) redeem Creation Unit Aggregations generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Unit Aggregations, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons participating in a distribution of iShares of the Fund to bid for or purchase, redeem or engage in other secondary market transactions in such iShares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the Investment Company Act). The Trust is registered as an open-end management investment company under the Investment Company Act. However, iShares are not redeemable except in Creation Unit Aggregations. Due to the redeemability of the iShares in Creation Unit Aggregations, there should be little disparity between the iShares' market price and their NAV per iShare. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to iShares. Although redemption is subject to the condition of tendering sufficient iShares in Creation Unit Aggregations, the Trust otherwise will function as an open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the iShares in Creation Unit Aggregations, transactions in the iShares of the Fund would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Unit Aggregations of iShares may be created, and iShares in Creation Unit Aggregations may be redeemed in-kind at NAV, on any Business Day. Holders of iShares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of iShares should not vary substantially from their NAV. Because of the redeemability of iShares in Creation Unit Aggregations, any significant disparity between the market price of iShares and NAV should be eliminated by arbitrage activity. Because the NAV of iShares is based on the market value of the Fund's portfolio, transactions involving iShares (creations from and redemptions with the Fund, purchases and sales in the secondary market) will not affect NAV. Similarly, such transactions should not have a significant effect on the market value of iShares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities which may be deemed to be participating in the distribution of shares of Fund Securities: (i) to purchase Fund Securities for the purpose of purchasing Creation Unit Aggregations of iShares, and (ii) to tender iShares for redemption in Creation Unit Aggregations and to receive Fund Securities as part of the redemption proceeds.

The Trust requests that the Commission clarify that the tender of iShares to the Fund for redemption and the receipt of Fund Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Fund Securities. Absent unusual circumstances, the Fund will not purchase Fund Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of iShares cannot be expected to affect the market price of the Fund Securities. As indicated above, the Distributor will not engage in any secondary market transactions in iShares, either for its own account or for investors'. In addition, the Trust believes that the purchase of Fund Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit Aggregation of iShares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the rule.

In view of the lack of any special financial incentive to create Creation Unit Aggregations of iShares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of iShares to affect significantly iShare pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of iShares or Fund Securities is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and iShares and thus undermine the potential beneficial market effect of iShare trading.

C. Rule 102 of Regulation M

The Trust also requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of iShares in Creation Unit Aggregations, for the reasons previously stated under the request with respect to relief under Rule 101(c)(4), transactions in iShares of the Fund would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such rule. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Fund to redeem iShares in Creation Unit Aggregations during the continuous offering of iShares. The Trust respectfully submits that the redemptions described in this letter do not constitute a manipulative or deceptive practice within the purpose of Rule 102 and are eligible for an exemption from the provisions of Rule 102 to allow the Fund to redeem iShares in Creation Unit Aggregations during the continuous offering of iShares.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Fund's iShares are not viable means to manipulate the price of a Fund Security during a distribution of such security. The Trust will redeem the Creation Unit Aggregations of iShares at the NAV of the iShares. Although iShares are traded on the secondary market, iShares may only be redeemed in Creation Unit

Aggregations. Thus, the Trust believes that the redemption of iShares at NAV in consideration principally for Fund Securities does not involve the abuses that Rule 102 was intended to prevent.

D. Rule 10b-10

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, price and number of shares or units (or principal amount) of the security purchased or sold. The Trust requests that the Commission grant an exemption from Rule 10b-10, as discussed below, with respect to the creation (*i.e.*, issuance) or redemption of iShares (all of which are in Creation Unit Aggregations) of the Fund. The Trust is not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of iShares in the secondary market.

The Trust proposes that broker-dealers or other persons acting for their customers in either depositing Deposit Securities in exchange for Creation Unit Aggregations or redeeming iShares in Creation Unit Aggregations for Fund Securities be permitted to provide such customers with a statement of the number of Creation Unit Aggregations created or redeemed without providing a statement of the identity, number and price of shares of individual Deposit Securities included in the Fund Deposit tendered to the Fund for purposes of purchasing Creation Unit Aggregations, or the identity, number and price of shares of Redemption Securities to be delivered by the Trust to the redeeming holder. The composition of the Deposit Securities required to be tendered to the Fund for creation purposes and of the Redemption Securities to be delivered on redemption will be disseminated by DTC or the Distributor on each Business Day and will be applicable to requests for creations or redemptions, as the case may be, on that day. This information will be publicly available at the NYSE and will be made available to requesting broker-dealers or other persons through other third-party information providers. Moreover, institutions and market professionals will be readily able to calculate independently such information based on publicly available information. We anticipate that any institution or broker-dealer engaging in creation or redemption transactions would have done so only with knowledge of the composition of the applicable securities, so that specific information in the Rule 10b-10 notification would be redundant.

The Trust agrees that any exemptive relief under Rule 10b-10 with respect to creations and redemptions be subject to the following conditions:

(1) Confirmations to customers engaging in creations or redemptions must state that all information required by Rule 10b-10 will be provided upon request;

(2) Any such request by a customer for information required by Rule 10b-10 will be filled in a timely manner, in accordance with Rule 10b-10(c); and

(3) Except for the identity, number and price of shares of the component securities of the Deposit Securities and Redemption Securities, as described above, confirmations to customers must disclose all other information required by Rule 10b-10(a).

E. Rule 14e-5

Rule 14e-5 prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any subject securities of a tender offer (or a related security), except as part of such tender offer. The dealer-manager of a tender offer is included in a "covered person" subject to the Rule. The Trust respectfully requests that the Commission grant an exemption from Rule 14e-5 to permit any person (including a member or member organization of an Exchange) acting as a dealer-manager of a tender offer for a Fund Security of the Fund: (1) to redeem iShares in one or more Creation Unit Aggregations to the Trust for Fund Securities that may include a security subject to such tender offer, and (2) to purchase iShares during such tender offer. The acquisition of individual Fund Securities by means of redemptions to the Trust would be impractical and extremely inefficient in view of the requirement that a minimum of 50,000 iShares, or multiples thereof, be redeemed. Also, as discussed in the relief requested under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity which would assist secondary market trading and improve iShare pricing efficiency.

F. Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c), however, states that the rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the Investment Company Act. Except for the fact that iShares must be redeemed in Creation Unit-size aggregations, iShares are redeemable securities issued by open-end investment companies. Therefore, the exemption under paragraph (c) of Rule 10b-17, should be applicable to the Fund.

G. Section 11(d)(1); Rule 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is both a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Trust hereby requests that the Staff clarify that Section 11(d)(1) does not apply to broker-dealers that engage in both proprietary and customer transactions in iShares of the Index Fund in the secondary market but do not create Creation Unit Aggregations. The Trust believes that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers engaging exclusively in secondary market transactions in iShares does not further the purposes of Section 11(d)(1) or Rule 11d1-2. The only compensation a broker-dealer will receive for representing a customer in purchasing iShares is the commission or asset-based brokerage account fee charged to that customer, which in all likelihood is the same compensation the broker-dealer would receive in connection with any stock purchase by a customer. There is no special financial incentive to a broker-dealer, other than the broker-dealer's regular commission, to engage in secondary market transactions in iShares, either as principal or agent.

The Trust also requests that the Staff not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat iShares of the Index Fund, for purposes of Rule 11d1-2, as "securities issued by a registered open-end investment company ... as defined in the Investment Company Act" and thereby, in reliance on the exemption contained in the rule, extend credit or maintain or arrange for the extension or maintenance of credit on iShares that have been owned by the persons to whom credit is provided for more than thirty days.

H. Rule 15c1-5 and 15c1-6

Rule 15c1-5 requires a broker or dealer controlled by, controlling, or under common control with, the issuer of a security who induces the purchase or sale by a customer of a security, to disclose the existence of such control before entering into a contract with or for such customer for the purchase or sale of such security. Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution of any security in which it effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer.

For the reasons discussed above in Part III. B and C, the Trust believes that disclosure by a broker-dealer of a control relationship with the issuer of a Fund Security in the Underlying Index of the Fund or of a participation in the distribution of one of the Fund Securities would impose an unnecessary and unjustifiable burden on broker-dealers engaging in Fund iShare transactions for their customers. There is no realistic potential for manipulating the market price of a Fund Security by transactions in iShares. Such a strategy would be both expensive and inefficient and, moreover, the Fund will not own more than 10% of any one company's voting securities. Application of the rules could adversely affect the attractiveness of iShares to broker-dealers and thereby affect market liquidity and the utility of iShares as a form of basket trading. The Trust, therefore, requests the Staff to grant no-action relief from application of the rules with respect to creations and redemptions of the Fund's iShares and secondary market transactions therein.

IV. Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Staff have taken in similar circumstances and for the other Funds of the Trust. Should you have any questions please call the undersigned at (202) 739-5380.

Sincerely,



Jack P. Drogin

cc: Brian Bussey, Assistant Chief Counsel, Division of Market Regulation
Michael Mundt, Senior Special Counsel, Division of Investment Management
Sean O'Malley, Special Counsel, Division of Market Regulation
Richard Morris, Barclays Global Investors, N.A.